One Williams Center
P.O. Box 2400, MD 35-8
Tulsa, OK 74102-2400
(918) 573-1616

December 3, 2009

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:   Apco Oil and Gas International Inc., f/k/a Apco Argentina Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 16, 2009
File No. 0-08933

Dear Ms. Parker:

Apco Oil and Gas International Inc., a Cayman Islands company, is in receipt of the comments by the staff of the Division of Corporation Finance by letter dated November 30, 2009.

In order to provide an accurate response, we respectfully request an extension of time to respond to these comments by January 15, 2010.  The reason for this request is due to the unavailability of key company personnel responsible for the preparation, review, and approval of our response.  It is our intention to file a complete and timely response and we feel this can be accomplished by January 15, 2010.

If you have any questions concerning the request, please contact me at (918) 573-1616 or by fax (918) 573-3082.

Sincerely,

/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer